                                                                      EXHIBIT 21

                           SUBSIDIARIES OF THE COMPANY

AFP Hospitality Corp.
AFP Realty Corp.
Metex Mfg. Corporation
58 Subsidiaries of United Capital Corp. that invest in and manage real estate
1 Subsidiary of AFP Hospitality Corp. that invests in and manages real estate
36 Subsidiaries of AFP Realty Corp. that invest in and manage real estate